News Release
TSX:RMX | NYSE.MKT:RBY
June 17, 2015

Rubicon Provides an Update on its Red Lake Exploration Program and Nevada Properties

TORONTO, Ontario, Canada – Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) releases results of its Red Lake exploration drilling program north of the F2 Deposit at the Phoenix Gold Project (“Project”) and details regarding its properties in Nevada.

F2 Gold System North Exploration Drilling Program

Rubicon has completed 9,553 metres (“m”) in 21 holes of surface exploration drilling that focused on target areas located within one kilometre north of ongoing underground development at the Project. This program revisits the high-grade intercepts discovered from previous drilling on the Carbonate Zone (“CARZ”), as well as commencing an initial wide-spaced drilling program to test the northern extension of the F2 deposit. The F2 Gold System comprises a northeast-trending, west-dipping sequence of ultramafic-to-mafic volcanics, felsic intrusives and meta-sedimentary rock types, which include the McFinley gold deposit banded iron formation sequence within the East Bay Deformation trend. The highlighted assay results (previously unpublished) from exploration drilling include:

CARZ Hanging Wall
•	PR-15-11:	24.17 grams per tonne of gold (“g/t Au”) over 2.00 m
4.88 g/t Au over 10.50 m (including 6.43 g/t Au over 7.00 m)
•	PR-15-16:	8.48 g/t Au over 3.25 m (including 11.10 g/t Au over 2.25 m)
•	PR-15-19:	8.43 g/t Au over 1.05 m
•		2.30 g/t Au over 12.00 m (including 5.76 g/t Au over 2.00 m)

CARZ
•	PR-15-06:	10.77 g/t Au over 2.65 m
•	PR-15-09:	7.84 g/t Au over 1.50 m

Please see Table 1 for the assay table of drill results. Five drill holes targeted the approximately 50 m wide carbonate replacement area which consists of two zones:

1.
CARZ Hanging Wall is approximately 25 m in width. Gold mineralization is associated with fine-grained arsenopyrite shear bands, and silicified, actinolite altered, quartz-carbonate veins which are host to the bulk of the 2015 program high-grade drill results, as well as the 2005 historical drill results that returned 5.16 g/t Au over 8.95 m (PZ-82), 6.00 g/t Au over 7.70 m (PZ-83) and 5.22 g/t Au over 6.50 m (PZ-84). Please visit the website link for the news release related to the 2005 drill program:

http://www.rubiconminerals.com/News/News/Details/2005/Rubicon-Reports-On-McFinley-Red-Lake-Gold-Drill-Results/default.aspx

PR15-11 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

2.
CARZ is approximately 25 m in width consisting of a massive colloform carbonate vein zone with gold mineralization associated with sulphides in brecciated and silicified portions of iron carbonate veins.

Please see figures 1 and 2 for the drill hole location map and inclined-longitudinal section of the CARZ exploration drilling, respectively. The mineralization found in CARZ and CARZ Hanging Wall occurs approximately 70 m above and almost on a parallel plane from the historical intercepts in the area known as the Island Zone. Drilling has only tested the high-interest CARZ Hanging Wall within 100 m from surface.

The wide-spaced drill holes that targeted the area north of the F2 Deposit identified several areas of gold mineralization and/or intense alteration that include 9.15 g/t Au over 1.00 m (PR-15-03), 7.55 g/t Au over 1.00 m (PR-15-03), 8.07 g/t Au over 1.00 m (PR-15-10), 7.49 g/t Au over 1.00 m (PR-15-20) and 10.26 g/t Au over 1.18 m (PR-15-20). Drilling intersected anomalous gold mineralization within the F2 Gold System regional trend and confirms the prospectivity of the stratigraphy underlying the Phoenix Gold Project.

Further drilling of the F2 Gold System North is warranted in the long-term, once Rubicon is in a positive cash flow position. Future drilling would infill drill the high-grade gold intersections and test the down-plunge continuity of the CARZ which remains open to depth, as well as to continue to test high-interest areas within the F2 Gold System regional trend.

Nevada Claim Package

Rubicon’s option agreement with West Kirkland Mining Inc. (“West Kirkland”) over the Company’s 227,000-acre (350 sq. mile) land position located on the emerging Long Canyon gold district in Nevada (“Nevada Claims”) expired in February 2015. Rubicon acquired the Nevada Claims in 2007 and optioned them to West Kirkland in 2011. Rubicon has begun the process of exploring options to obtain value for its Nevada Claims, and continues to believe the properties are highly prospective. The breakdown of Rubicon’s ownership of the Nevada Claims are as follows:

•	57% of the claim area is 100% owned by Rubicon;
•	43% of the claim area is partially owned by Rubicon, ranging between 75% and 28.125%.

There are two known gold deposits that neighbour the Nevada Claims: the Long Canyon deposit (100%-owned by Newmont Mining Corporation (“Newmont”)) and the TUG Project (60%-owned by West Kirkland; 40%-owned by Newmont and others). Soil sampling conducted by West Kirkland on the Nevada Claims in 2011 identified multiple Long Canyon district parallel zones anomalous in Au, Ag, As, Ba, Pb and Zn. Soil anomalies measure up to eight kilometers long. Minimal drilling has been conducted on the Nevada Claims. Figure 3 displays the location of the Nevada claims and identified targets.

PR15-11 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Mineralization

The Nevada Claims have the potential to discover both sediment-hosted, Carlin-style gold mineralization, as well as the Long Canyon gold deposit model in deep water platform silty carbonates with mineralization controlled by solution collapse breccias.

West Kirkland has spent approximately US$3 million on preliminary test work and drilling in four main targets: Toano, Lewis Spring, 12 Mile and Bandito. For more information on the Nevada Claims targets, please visit our website at www.rubiconminerals.com under “Projects”.

About Rubicon Minerals Corporation
Rubicon Minerals is an emerging gold producer focused on delivering shareholder value by growing free cash flow in low-risk jurisdictions. The Company will act responsibly, earning the respect and support of the communities in which it operates. Rubicon is focused on the completion and start-up of its Phoenix Gold Project in Red Lake, Ontario. The start of projected initial production remains on schedule for mid-2015, based on current forecasts. The Phoenix Gold Project is fully permitted for projected initial production to 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district and approximately 350 square miles of mineral property interests in the emerging Long Canyon gold district that straddles the Nevada-Utah border in the United States. Rubicon's shares are listed on the NYSE.MKT (RBY) and the Toronto Stock Exchange (RMX).

RUBICON MINERALS CORPORATION
“Mike Lalonde”
President and Chief Executive Officer

QA/QC

Red Lake surface drilling was conducted by Chibougamau Diamond Drilling of Chibougamau, Quebec and was supervised by the Rubicon exploration team.  All samples are ½ core and analysis of all samples reported herein were performed by independent laboratory SGS Mineral Services of Red Lake, Ontario using fire assay with AA finish or using gravimetric finish for values over 10.0 g/t Au. Intercepts cited do not necessarily represent true widths, unless otherwise noted, however drilling is generally intersecting interpreted mineralized zones at a high angle. Rubicon’s quality control checks include insertion of blanks and, standards to ensure laboratory accuracy.

Cautionary Statement regarding Forward-Looking Statements and other Cautionary Notes

Forward-Looking Statements

This news release contains statements that constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to statements regarding the start of projected initial production occurring in mid-2015, statements with respect to future drilling, and statements in respect of the prospects and mineralization of the Nevada Claims.

PR15-11 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others, that: the demand for gold and base metal deposits will develop as anticipated; the price of gold will remain at levels that will render the Phoenix Gold Project economic; operating and capital plans will not be disrupted by operational issues, power supply, labour disturbances, or adverse weather conditions; Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; Rubicon will continue to have the ability to attract and retain skilled staff; the mineral resource estimate as disclosed in the Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (the “PEA”) will be realized; and there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents and other risks of the mining industry; delays and other risks related to construction activities and operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions, programs and working capital requirements on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; market conditions and general business, economic, competitive, political and social conditions.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is not based on a feasibility study demonstrating economic and technical viability does not provide adequate disclosure of the increased uncertainty and specific risks of failure associated with such a production decision.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This news release uses the terms “measured” and “indicated” mineral resources and “inferred” mineral resources. The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. The estimation of “measured” and “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. The estimation of “inferred” resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of a “measured”, “inferred” or “indicated” mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

PR15-11 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The inclusion of inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources in this press release were reported using CIM Standards.

Qualified Persons

The content of this news release has been read and approved by Howard Bird, B.Sc. (Hons.), P. Geo., Vice President, Exploration for Rubicon. He is a Qualified Person as defined by NI 43-101.

Figure 1: 2015 F2 Gold System North Exploration Drilling (plan view)

PR15-11 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 2: 2015 F2 Gold System North Exploration Drilling – CARZ (inclined-long section facing southeast)

A
B
51800m N
51700m N
9450m E
51600m N
0m
-50m
-100m
LEGEND
Metal Factor
(Gold (g/t) * core length (m))
<5 gram metres
5-10 gram metres
10-20 gram metres
20-40 gram metres
>40 gram metres
2015 Exploration drill hole
PR-15-11: 24.17 g/t Au over 2.00 m
PR-15-11: 6.43 g/t Au over 7.00 m
PR-15-06: 10.77 g/t Au over 2.65 m
PR-15-11: 1.95 g/t Au over 9.00 m
PR-15-09: 1.24 g/t Au over 8.50 m
PR-15-16: 4.15 g/t Au over 2.85 m
PR-15-09: 7.84 g/t Au over 1.50 m
PR-15-19: 8.43 g/t Au over 1.05 m
PR-15-11: 2.70 g/t Au over 2.25 m
PR-15-19: 5.76 g/t Au over 2.00 m
PR-15-16: 11.10 g/t Au over 2.25 m
PR-15-16: 3.13 g/t Au over 1.00 m
Remains open down plunge
PR-15-19: 4.44 g/t Au over 1.30 m
CARZ Hanging Wall: gold mineralization associated with fine-grained arsenopyrite in shear bands and silicified actinolite altered, quartz-carbonate vein.
CARZ: Massive colloform iron carbonate vein zone, gold mineralization associated with sulphides in brecciated and silicified portions of iron carbonate vein.
25 m
vertical scale exaggerated
Inclined Longitudinal Section oriented at 050/Dip -66 degrees NW
Looking southeast, 90 metre window

PR15-11 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Table 1: 2015 F2 Gold System North Exploration Drilling assay results:
Includes intervals > 1.00 g/t Au over 1.00 m minimum width, no assay cut
(Note: Historical assay results can be found on Rubicon’s website at www.rubiconminerals.com)

Drill hole number	Area	From (m)	To (m)	Width (m)	Gold grade (g/t)
PR-15-01		66.20	67.50	1.30	4.37
		204.40	205.60	1.20	3.42
PR-15-02		186.00	187.00	1.00	1.40
PR-15-03		29.00	30.00	1.00	9.15
		279.00	280.00	1.00	7.55
PR-15-04		243.20	244.50	1.30	4.67
		358.00	359.00	1.00	1.33
PR-15-05		634.00	635.00	1.00	1.28
		638.00	644.45	6.45	1.26
		655.00	661.15	6.15	2.20
(including)		657.50	658.50	1.00	5.04
PR-15-06	CARZ	24.50	26.00	1.50	1.83
	CARZ	35.30	37.95	2.65	10.77
(including)	CARZ	37.30	37.95	0.65	34.28
PR-15-07	No composites > 1.00 g/t Au over 1.00 m
PR-15-08	No composites > 1.00 g/t Au over 1.00 m
PR-15-09		5.00	6.50	1.50	1.93
		17.00	18.00	1.00	2.94
		22.00	23.00	1.00	1.09
	CARZ	48.50	57.00	8.50	1.24
	CARZ	65.70	74.00	8.30	2.88
(including)	CARZ	72.00	73.50	1.50	7.84
		92.00	93.00	1.00	3.38
		180.00	181.00	1.00	1.58
		217.50	219.50	2.00	1.24
PR-15-10		54.00	55.00	1.00	8.07
PR-15-11	CARZ Hanging Wall	5.00	7.00	2.00	24.17
	CARZ Hanging Wall	9.50	20.00	10.50	4.88
(including)	CARZ Hanging Wall	13.00	20.00	7.00	6.43
	CARZ Hanging Wall	47.00	50.00	3.00	1.11
	CARZ Hanging Wall	55.00	64.00	9.00	1.95
	CARZ	78.00	80.00	2.00	1.20
	CARZ	103.00	105.25	2.25	2.70
	CARZ	107.75	109.80	2.05	1.31
		135.50	136.50	1.00	1.32

PR15-11 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Drill hole number	Area	From (m)	To (m)	Width (m)	Gold grade (g/t)
		248.00	249.00	1.00	1.29
PR-15-12		55.00	56.00	1.00	1.14
PR-15-13		135.00	137.50	2.50	1.21
		165.00	166.00	1.00	3.82
		379.00	380.00	1.00	1.35
PR-15-14	No composites > 1.00 g/t Au over 1.00 m
PR-15-15	No composites > 1.00 g/t Au over 1.00 m
PR-15-16		26.90	27.90	1.00	1.09
		39.00	40.00	1.00	1.19
		45.00	47.00	2.00	1.84
	CARZ Hanging Wall	49.90	52.75	2.85	4.15
	CARZ Hanging Wall	62.80	69.8	7.00	1.40
	CARZ Hanging Wall	73.80	75.53	1.73	2.18
	CARZ Hanging Wall	79.20	80.20	1.00	1.05
	CARZ Hanging Wall	90.90	94.15	3.25	8.48
(including)	CARZ Hanging Wall	90.90	93.15	2.25	11.10
	CARZ Hanging Wall	104.20	105.20	1.00	2.81
	CARZ	124.60	128.60	4.00	1.14
	CARZ	138.00	139.00	1.00	3.13
	CARZ	142.35	146.35	4.00	1.10
	CARZ	154.30	159.00	4.70	1.53
PR-15-17		163.90	166.00	2.10	2.02
PR-15-18		41.50	43.20	1.70	1.68
PR-15-19		13.00	14.00	1.00	1.17
		43.00	46.00	3.00	3.20
		52.00	53.00	1.00	1.03
	CARZ Hanging Wall	58.45	59.50	1.05	8.43
	CARZ Hanging Wall	62.28	64.00	1.72	2.20
	CARZ Hanging Wall	67.00	79.00	12.00	2.30
(including)	CARZ Hanging Wall	73.00	75.00	2.00	5.76
	CARZ Hanging Wall	81.40	84.00	2.60	1.64
	CARZ Hanging Wall	98.00	99.00	1.00	1.50
	CARZ Hanging Wall	102.50	106.50	4.00	1.37
	CARZ Hanging Wall	110.00	113.00	3.00	1.28
	CARZ	151.00	159.50	8.50	1.80
(including)	CARZ	153.00	154.30	1.30	4.44
		161.70	162.70	1.00	1.56
		164.84	166.00	1.16	1.89

PR15-11 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Drill hole number	Area	From (m)	To (m)	Width (m)	Gold grade (g/t)
PR-15-20	110.00	111.00	1.00	7.49
	272.00	273.18	1.18	10.26
PR-15-21	60.73	62.75	2.02	2.87
	109.30	110.30	1.00	1.87

Figure 3: Rubicon’s Nevada Claims in the emerging Long Canyon gold district

NEVADA
UTAH
N
Nevada Claims: 100% RMX ownership
Nevada Claims: 75%-28.125% RMX ownership
RMX targets
NEM claims
Joint Venture (60% WKM; 40% NEM)
Emerging Long Canyon gold district
30 km
TUG Deposit (WKM/NEM):
Indicated: 131Koz @ 0.8 g/t Au
Inferred: 111Koz @ 0.8 g/t Au
RMX: 12 mile
RMX: Bandito
RMX: Lewis Spring
RMX: Toano
Long Canyon Deposit (NEM):
2P: 1.2Moz @ 2.3 g/t Au
M+I: 490Koz @ 3.5 g/t Au
Inferred: 1.8Moz @ 3.0 g/t Au
Elko
Kinsley Mountain Project
(Pilot Gold)
NEVADA
Las Vegas

Source: Newmont, West Kirkland, Pilot Gold, and Company reports.

PR15-11 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release